 Exhibit 99.5

Consent OF ROBERT G. SHARP

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Finance Acquisition Corp. III (the “Company”), originally filed on October 7, 2020, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: October 21, 2020

/s/ Robert G. Sharp
Robert G. Sharp